United States securities and exchange commission logo





                               November 10, 2022

       Terence Pegula
       Chief Executive Officer
       East Resources Acquisition Company
       7777 NW Beacon Square Boulevard
       Boca Raton, FL 33487

                                                        Re: East Resources
Acquisition Company
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 14,
2022
                                                            File No. 001-39403

       Dear Terence Pegula:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Basis of Presentation and Glossary, page iv

   1. Please tell us and revise to disclose if there is a PIPE Investment that will occur with the business combination as
we note references to a PIPE Investment Amount in the
                                                           aggregate
transaction proceeds    definition as well as other references throughout the
                                                        filing and also in
Exhibit A to your Agreement and Plan of Merger in Annex A.
   2.                                                   Please revise to
include    units    and    ERES units    in the glossary.
       What Equity Stake Will Current ERES Stockholders, the Initial Stockholder, and the Company
       Members Hold in ERES following the Closing?, page viii

   3. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares
owned by non-redeeming shareholders by including a sensitivity analysis showing a
range of redemption scenarios, including minimum, maximum and
 Terence Pegula
East Resources Acquisition Company
November 10, 2022
Page 2
         interim redemption levels. Please also make conforming changes on page 2 to the section entitled "Ownership of the Post-Combination Company."
4. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Questions and Answers
What Happens to the Funds Deposited in the Trust Account After Consummation of the Business
Combination?, page xiv

5. You disclose that $345,000,000 was raised in the IPO but that only $97,939,800.60 remained in the trust fund because "in connection with the stockholder approval of such extension in July 2022, certain stockholders elected to redeem an aggregate of 24,781,028
         Public Shares, or approximately 71.83% of the then outstanding Public Shares." Please revise the disclosure to include additional information regarding the redemption of
         71.83% of the outstanding public shares.
Summary, page 1

6. Please revise to provide organizational charts for both the pre-business and post-business combinations, including all entities and corresponding ownership percentages.
Risk Factors
Life settlements in which we invest are not currently regulated under the federal securities laws, page 31

7. You state that you intend that all purchases and sales of life insurance policies by you will comply with all applicable federal and state securities laws. Please briefly describe the process undertaken to ensure such compliance.
There have been lawsuits in various states questioning whether a purchaser of a life insurance policy, page 34

8. Please revise to disclose the carrying value of STOLI policies held at each period end presented.
We Have Identified Material Weaknesses In Our Internal Control Over Financial Reporting,
page 38
FirstName LastNameTerence Pegula
9. Please revise to clarify which company identified the material weakness and more
Comapany   NameEast Resources
       comprehensively    describe Acquisition
                                   your currentCompany
                                                plans or actions already
undertaken for
       remediating
November   10, 2022each
                     Pageidentified
                           2        material weakness.
FirstName LastName
 Terence Pegula
FirstName LastNameTerence   Pegula
East Resources Acquisition Company
Comapany 10,
November  NameEast
              2022 Resources Acquisition Company
November
Page 3    10, 2022 Page 3
FirstName LastName
ERES stockholders will have a reduced ownership and voting interest after the Business
Combination, page 43

10. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination.
         Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, the note extension agreement, the forward purchase agreement, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
ERES directors and officers may have interests in the Business Combination different from the interests of ERES stockholders, page 45

11. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material. Please also
         disclose the current balance of the Extension Note.
Accounting for the Business Combination, page 59

12. We note your disclosure that LMA was determined to be the accounting acquirer. Please tell us the specific key facts and circumstances related to ERES, LMA and Abacus and how you applied the guidance in ASC 805-10-55-10 through 55-13 in making your determination.
13. Based on the Agreement and Plan of Merger, it appears that all of the mergers occur simultaneously. Please tell us how you determined to account for the reverse recapitalization of ERES by LMA first followed by the forward acquisition of Abacus.

Basis of Pro Forma Presentation, page 59

14.      We note disclosure that the    Companies,    which include Abacus and
LMA, are related
         parties although they were determined not to be under common control. Please tell us how you determined Abacus and LMA are not entities under common control.
          Specifically tell us who controls Abacus and LMA and how you determined this. Please refer to ASC 805-50 for guidance.
15. To more clearly show the impact of the business combination agreement as explained on page 59 and the July 25 redemptions, please revise your pro forma financial information to present the reverse recapitalization transaction of ERES by LMA separately from the
         Abacus purchase acquisition. The presentation could include the following information:
             historical financial statements of ERES,
 Terence Pegula
East Resources Acquisition Company
November 10, 2022
Page 4
                impact of the July 25 redemptions,
                subtotal,
                historical financial statements of LMA,
                transaction accounting adjustments for the reverse recapitalization assuming no redemptions,
                pro forma combined ERES and LMA assuming no redemptions, historical financial statement of Abacus, transaction accounting adjustments for the acquisition of
Abacus,
                pro forma combined assuming no redemptions, additional pro forma transaction accounting adjustments assuming maximum
              redemptions, and
                pro forma combined assuming maximum redemptions.
16. Please tell us how you considered whether to present the settlement of the forward purchase agreement upon the closing of the business combination discussed on pages 118 and F-19 in the pro forma financial information. Additionally, please tell us and revise to discuss why the shares related to this agreement are not included in your disclosures of the ownership of the post-combination company such as those provided on page 2.
Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, page 65

17.      Please tell us how you determined    consideration conveyed    of
$181.4 million related to
         the Abacus acquisition. Specifically tell us how you allocated the $531.8 million of aggregate merger consideration issued to the holders of company interests of LMA and
         Abacus and ensure that the amount allocated to LMA is clearly presented in your pro forma financial information and notes.
18. Please tell us and revise to explain your disclosure in pro forma adjustment (B) and on page 77 that you do not expect to pay the $12.1 million in deferred underwriting fees due upon closing. Please include in your response consideration of the disclosure on page F-
         35 that the underwriters have agreed to waive their rights to deferred underwriting commission in the event ERES does not complete a business combination within the
         Combination Period, which is defined as January 27, 2023.
19. Please tell us and revise to explain how you determined the allocation of $18 million of transaction costs between Retained Earnings and Additional Paid-in Capital for pro forma adjustment (D).
FirstName LastNameTerence Pegula
20. Please tell us and revise to disclose in more detail the key terms and conditions related to
Comapany    NameEast
       the issuance  of Resources  Acquisition
                        49.5 million in Class ACompany
                                                 shares to the Company Members
at the closing of
       the transaction
November 10, 2022 Page 4discussed in pro forma  adjustment   (F).
FirstName LastName
 Terence Pegula
FirstName LastNameTerence   Pegula
East Resources Acquisition Company
Comapany 10,
November  NameEast
              2022 Resources Acquisition Company
November
Page 5    10, 2022 Page 5
FirstName LastName
Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of
Operations for the Six Months Ended June 30, 2022, page 67

21. Please tell us and revise to explain in further detail your pro forma adjustment (DD).
         Please discuss the specific changes in terms that results in the reclassification of these warrants from liability to equity and how you determined only a partial adjustment of $5.4 million instead of the $8.2 million reflected in ERES historical financial statements for the six-months ended June 30, 2022. Similarly, please also explain adjustment (LL) presented on page 64.
22. Please tell us and revise to disclose in more detail the key terms and conditions related to the recurring compensation expense due to a non-pro-rata distribution to one of the existing owners of the Company as presented in your pro forma adjustments (FF) and
         (NN). Please also consider including this employee agreement as an exhibit to your filing.
Certain Engagements in Connection with the Business Combination and Related Transactions, page 77

23. It appears that underwriting fees remain constant and are not adjusted based on redemptions. It also appears that you do not expected to pay the $12.075 million deferred underwriting fee to Wells Fargo. Please disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
24. We note that Wells Fargo Securities, LLC provided underwriting services during the
         SPAC's IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please discuss why you do not currently expect to pay the $12.075 million deferred underwriting fee.
Information About ERES
Redemption Rights for Holders of Public Shares, page 96

25. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please update and make conforming changes where needed.
Management of ERES, page 104

26. For any director or person nominated or chosen to become a director, please indicate any other directorships held, including any other directorships held during the past five years.
         Refer to Item 401(e) of Regulation S-K.
Conflicts of Interest, page 111

27. Please highlight here all material interests in the transaction held by the sponsor and your officers and directors, including fiduciary or contractual obligations to other entities as
 Terence Pegula
FirstName LastNameTerence   Pegula
East Resources Acquisition Company
Comapany 10,
November  NameEast
              2022 Resources Acquisition Company
November
Page 6    10, 2022 Page 6
FirstName LastName
         well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
28. Please address whether the waiver of the corporate opportunities doctrine in your charter impacted your search for an acquisition target.
Security Ownership of Certain Beneficial Owners and Management of ERES and the Post-
Combination Company, page 121

29. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise of all securities.
Information About the Companies, page 123

30. Please clarify that the information provided in this section relates to both LMA and
         Abacus as a combined company. For example, revise the title of this section to
            Information about the Post-Combination Company Following the
Business
         Combination.
Abacus Overview, page 123

31. Please expand your disclosure in this section for both target companies regarding any guidelines used in seeking to purchase policies. If the target companies have not established any guidelines, please add a risk factor to this effect and disclose this fact in appropriate places throughout the proxy statement.
32. Please quantify the amount of funds that will be needed by the post-Combination company to operate your business in the next 12 months and effectively compete in your industry.
33. Please substantiate, or with respect to beliefs, characterize as such and discuss your reasonable basis for the belief, the following statements in this section:
             that "Abacus is a leading vertically integrated alternative asset
manager" that    [you]
             are currently a leader in the life settlements industry, with approximately a 20%
             market share and a proven track record of growth and strong asset
returns    on page
             123. Also briefly explain in what way you are    leading    or
a leader   ;
             that Abacus Settlements, LLC has "helped thousands of clients maximize the value of
             their life insurance    on page 123;
             that    [you] acquired 238 policies with a 12% projected annual
return" on page 124;
             that    90% of senior citizens who let policies lapse would have
considered this
             alternative once made aware" on page 125;
             that "[o]n average, life settlements companies pay sellers nearly eight times more than the current cash value of a policy" on page 125;
             that "diversification . . . across multiple origination channels creates a lower average policy acquisition cost and higher estimated returns" on page 126; that you anticipate InsurTech "being a leading blockchain tertiary trading, servicing,
 Terence Pegula
FirstName LastNameTerence   Pegula
East Resources Acquisition Company
Comapany 10,
November  NameEast
              2022 Resources Acquisition Company
November
Page 7    10, 2022 Page 7
FirstName LastName
              and valuation platform" page 129;
                that    [y]our hold portfolio has the prospect to generate a
higher estimated annual
              return than our traded portfolio    on page 130. Also quantify
the higher capital base
              referenced here; and
                that    [y]our track record shows [y]our ability to operate and
generate highly attractive
              returns" on page 131.
34. Please expand your disclosure in this section for both target companies regarding any guidelines used in seeking to purchase policies. If the target companies have not established any guidelines, please add a risk factor to this effect and disclose this fact in appropriate places throughout the proxy statement.
Proprietary Technology Platforms Support Our Business, page 128

35. Please revise to provide additional information related to Abacusmarketplace.com, which you anticipate being a leading blockchain tertiary trading, servicing, and valuation platform to allow an investor to fully understand how it may impact future business strategies and financial results.
Proven Ability to Deploy Capital and Scale, page 131

36. We note disclosure that Abacus has managed a $150 million capital base via a joint venture with a large alternative asset manager, which will terminate at the closing of the business combination and therefore is not included in your historical financial statements.
         Please provide us an accounting analysis detailing all the relevant facts and circumstances and the accounting guidance considered in your determination to exclude the joint venture from your historical financial statements.
Customers, page 132

37. You state that Abacus does not plan to continue its current relationship with some of its prior customers following the Business Combination. Please disclose what percentage of revenue those customers accounted for during the years ended December 31, 2021 and
         2020.
Insurance Laws and Regulations, page 134

38. Please disclose whether in the future you plan to purchase variable life insurance policies or fractional interests in life insurance policies.
39. Please disclose whether you intend to engage in any life insurance securitization in the future.
Active Management Revenue, page 141

40. We note your disclosure that active management revenue is generated by buying, selling and maintaining policies through receipt of the claim. Since active management revenue
 Terence Pegula
FirstName LastNameTerence   Pegula
East Resources Acquisition Company
Comapany 10,
November  NameEast
              2022 Resources Acquisition Company
November
Page 8    10, 2022 Page 8
FirstName LastName
         represents your largest revenue source, totaling $13.9 million for the six-months ended
         June 30, 2022, please revise to provide detailed and disaggregated analysis of these revenues, including discussion of relevant metrics and trends during the periods presented.
         For example, revise to disclose the number of and corresponding amount of policies bought, sold, average realized gain or loss on policies sold, number of counter-parties that purchased policies and life insurance proceeds received for each period presented separately for both policies accounted for by the investment method and the fair value method.
41. Please tell us and revise to disclose what policies under management represent and compare and contrast these disclosed amounts to policies held on page 144.
Cost of Revenues and Gross Profit, page 141

42. Your disclosure on page 141 states that cost of revenues consists of policy servicing and consulting related expenses. However, disclosure on page 142 states that cost of revenues increased primarily due to an increase in payroll costs related to employee bonuses and the addition of three new employees. Please revise to more clearly disclose the nature of expenses presented as cost of revenues.
Operating Expenses, page 142

43. Please tell us how you considered whether sales and marketing expenses should be
         included within LMA   s cost of revenues and therefore included in the
determination of
         gross profit.
44. It appears that LMA and Abacus include materially different items in cost of revenues.
         Please tell us how you considered whether to conform your accounting policies related to cost of sales in your pro forma financial information.
Key Business Metrics and Non-GAAP Financial Measures, page 146

45. We note your non-GAAP measure of Adjusted EBITDA that is adjusted for non-recurring
         items including    loss on change in fair value of debt.    Please
tell us how you considered
         whether the financial statement impact of the purchased S&P 500 put and call options that were entered into as an economic hedge related to the debt represents a non-recurring item that should be included in your non-GAAP measure in order to make the measure not misleading.
46. Please revise to disclose why you consider payments made as part of LMA's expense support commitment as a non-recurring item.
Opinion of Northland, page 180

47. Please disclose the financial projections for the calendar years ended December 31, 2019,
         2020, and 2021 provided to Northland Securities in connection with the fairness opinion.
         Also provide any key assumptions made by Northland in formulating its opinion with
 Terence Pegula
FirstName LastNameTerence   Pegula
East Resources Acquisition Company
Comapany 10,
November  NameEast
              2022 Resources Acquisition Company
November
Page 9    10, 2022 Page 9
FirstName LastName
         respect to the financial projections.
Miscellaneous, page 184

48. Please disclose any additional services Northland or its affiliates provided in connection with the transaction, and, if so, the related fees and whether those fees are conditioned on the completion of the transaction. In addition, describe any services Northland has provided to the target of the business combination or affiliates of the parties.
Common Stock, page 209

49. We note you disclose that 61,800,000 shares will be issued to Company Members. Please revise as needed, to disclose if this amount should be adjusted for the Founder Share
         Implied Value as discussed in the First Amendment to Agreement and Plan of Merger.
Description of Securities of the Post-Combination Company
Warrants, page 213

50. Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Additionally, please explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Please also make conforming changes on page
         55 to the risk factor entitled "ERES may redeem your unexpired warrants prior to their exercise."
Note 2. Summary of Significant Accounting Policies, page F-11

51. We note disclosure on pages 42, 152, and 165 that as an emerging growth company you have elected to opt out of the extended transition period provided in
Section 7(a)(2)(B) of
         the Securities Act for complying with new or revised accounting standards. However, you also disclose on page F-12 that you have elected not to opt out of the extended transition period. We note disclosure in your DRS Form S-1 filed on June 8, 2020 that you irrevocably elected to opt out of the extended transition period. Please revise accordingly.
Report of Independent Registered Public Accounting Firm, page F-56

52. Noting that LMA financial statements become those of the registrant upon consummation of the business combination, please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards.
Note 2. Summary of Significant Accounting Policies
Non-Consolidated Variable Interest Entities, page F-62

53. We note disclosure of your option agreement entered into with two commonly owned full-
         service origination, servicing and investment providers which provides LMA the option to purchase the outstanding equity ownership of the providers. Please tell us and revise to
 Terence Pegula
FirstName LastNameTerence   Pegula
East Resources Acquisition Company
Comapany 10,
November  NameEast
              2022 Resources Acquisition Company
November
Page 10 10, 2022 Page 10
FirstName LastName
         disclose how you accounted for this option agreement in your financial statements.
Unaudited Interim Condensed Consolidated Statement of Operations and
Comprehensive
Income for the Six Months Ended June 30, 2022 and 2021, page F-80

54. Please revise your income statement to present investment income from policies accounted for pursuant to the investment method separately from those accounted for pursuant to the fair value method in accordance with the guidance in ASC 325-30-45-3.
55. Please tell us and revise to clarify your policy for presenting premiums paid and life insurance proceeds received for your policies accounted for pursuant to the fair value method in accordance with ASC 325-30-45-4.
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months ended
June 30, 2022 and 2021, page F-82

56. Please tell us and revise to explain how you considered ASC 325-30-45-5 in determining to present the cash flows from both the Life Settlement Policies at cost and Life
         Settlement Policies     at fair value within operating cash flows.
Please also revise to
         provide the disclosures required by ASC 325-30-50-2.
Note 3. Life Insurance Settlement Policies, page F-86

57. Please revise to provide information to enable investors to understand your reasons for electing to use the fair value method for policies you intend to hold to maturity and for electing to use the investment method for policies you intend to trade in the near term.
58. Please tell us and revise to disclose how you test your policies accounted for using the investment method for impairment in accordance with ASC 325-30-35-10 and 35-11 and include the disclosures required by ASC 325-30-50-6.
Note 10. Fair Value Measurements, page F-90

59. We note your discount rate sensitivity disclosure on page F-91 indicates that life settlement policies accounted for using the fair value method were issued by LMATT
         Series 2024, Inc. Please tell us if life settlement policies serve as collateral for the
         LMATT Notes and if so please revise to disclose the carrying amount of assets serving as collateral and the nature of any restrictions or other key contractual terms on those assets including your ability to surrender any policies. Please refer to ASC 325-30-50-1.
Note 11. Long-Term Debt, page F-93

60. Please reconcile the $10.17 million issuance of LMATT Series 2024, Inc. long-term debt on March 31, 2022 with the $9.46 million of issuance of debt certificates as presented as a financing activity within your Unaudited Interim Statement of Cash Flows on page F-82.
         Additionally, please revise to disclose the reason(s) for electing to account for these debt certificates at fair value in accordance with ASC 825-10-50-28a along with disclosure of
 Terence Pegula
East Resources Acquisition Company
November 10, 2022
Page 11
      the unpaid principal balance for each period presented in accordance with ASC 825-10-
      50-28d.2.
Statements of Operations and Comprehensive Income, page F-101

61. Please remove the duplicative presentation of the Statements of Operations and
      Comprehensive Income disclosed on pages on F-101 and F-102.
Note 2. Summary of Significant Accounting Policies
Recently Adopted Accounting Pronouncements, page F-111

62. We note disclosure that Abacus adopted ASU 2016-13 effective January 1, 2020, which requires the measurement of lifetime expected losses. We also note disclosure on page F-
      106 related to related party receivables and page F-107 which states that you provide an allowance for credit losses equal to the estimated collection losses that will be incurred.
      Please revise for consistency.
Unaudited Interim Condensed Statement of Cash Flows for the Six Months Ended June 30, 2022
and 2021, page F-123

63. Please revise the quantification of cash flow statement amounts to properly present amounts with the appropriate use of commas.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or J. Nolan Williams at 202-551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameTerence Pegula
                                                           Division of
Corporation Finance
Comapany NameEast Resources Acquisition Company
                                                           Office of Finance
November 10, 2022 Page 11
cc:       Daniel J. Harrist, Esq.
FirstName LastName